Chimera Investment Corporation
1211 Avenue of the Americas
New York, NY 10036

April 27, 2015

Ms. Jaime G. John
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Chimera Investment Corporation
Form 10-K
Filed March 2, 2015
File No. 00133796

Dear Ms. John:

On behalf of Chimera Investment Corporation (“we”, “our” or the “Company”), set forth below is our response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission, received by letter dated April 13, 2015 in which you provided comments to the reports referenced above.

For your convenience, we have reproduced your comment followed by our corresponding response.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 51

Liquidity and Capital Resources, page 74

1.
We note that your disclosure on page 76 provides the weighted average haircut on your repurchase agreements collateralized by your Agency RMBS separately from your non-Agency RMBS. Please disclose the weighted average haircut on your repurchase agreements collateralized by both your Agency and non-Agency RMBS as of the end of each period presented and discuss any known trends or material changes from the prior year.

Response:

We will disclose the weighted average haircut on our repurchase agreements collateralized by both our Agency and Non-Agency RMBS as of the end of each period presented and discuss any known trends or material changes from the prior year in our subsequent filings with the SEC.

The combined weighted average haircut on our repurchase agreements collateralized by both Agency and Non-Agency RMBS was 4.8% and 8.0% as of December 31, 2013 and December 31, 2014, respectively.  The increase was due to the addition of Non-Agency repurchase agreements during the period ending December 31, 2014 which generally required higher collateral requirements.  The combined weighted average haircut remained unchanged from the period ending September 30, 2014.

SEC Comment:

Note 3. Residential Mortgage-Backed Securities, page F-17

2.
We note that you define Alt-A mortgage securities on page F-23 as non-Agency RMBS where (i) the underlying collateral has weighted average FICO scores between 680 and 720 or (ii) for instances where FICO scores are greater than 720, RMBS have 30% or less of the underlying collateral composed of full documentation loans. This appears to be a more narrow definition than the one used prior to September 30, 2014. Please explain to us the reasons why management changed the internal definition used to classify Alt-A loans, and disclose in future filings.

Response:

As part of our financial statement review, we evaluate ways to improve our disclosures, including making our disclosures more comparable with others in the industry.  As part of this effort, we reviewed public information of our peers and, as a result of this review, we updated our definition of Alt-A residential mortgage loans.  We believe the updated definition is consistent with others in the financial industry.  We will disclose this in our first quarter filing with the SEC.

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In connection with responding to your comments, we acknowledge that:

●	the Company is responsible for the adequacy and accuracy of the disclosures in its filing
●	SEC Staff comments or changes to disclosures in response to SEC Staff comments do not foreclose the Commission from taking action with respect to such filings; and
●	the Company may not assert SEC Staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Please feel free to contact me at 212-696-0100 with any comments or questions you may have with respect to our responses.

Very truly yours,

/s/ Rob Colligan
Rob Colligan
Chief Financial Officer

cc:           R. Nicholas Singh, Esq.
Fixed Income Discount Advisory Company